4600 S. Syracuse St., Suite 1100 Denver, Colorado 80237 (720) 482-1500

December 3, 2014

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on Form N-1A (Accession Number: 0001193125-14-346964) with the Securities and Exchange Commission (the “Commission”) on September 19, 2014, relating to Transamerica Unconstrained Bond (the “Fund”), a series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on November 6, 2014.

The Staff noted that all comments to the Fund’s summary section, as noted below, also apply to the disclosure with respect to the section entitled “More on the Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable. In addition, it was noted that, as relevant, all comments generally apply to both the Retail and Class I2 Prospectuses of the Fund.

Below are the Staff’s comments on the Registration Statement with respect to the Fund and the Registrant’s responses thereto.

Prospectus Comments

1.

Fees and Expenses: The Staff noted that additional information regarding sales charge discounts is available in the “Waivers and/or Reductions of Charges” section on page 28 of the Fund’s prospectus and in the Fund’s statement of additional information (“SAI”) under the heading “Purchase of Shares.” Please reference the page number in the SAI where further information about sales charge discounts may be located.

Response: The Registrant notes that the prospectuses, like the prospectuses for the other series of the Registrant, disclose the section heading in the SAI where further information about sales charge discounts can be located. The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. Accordingly, no change has been made to the prospectuses at this time.

2.	Principal Investment Strategies: Please revise disclosure to reflect that “high yield debt securities” are often referred to as “junk” bonds.

Response: The Registrant has made revisions consistent with the Staff’s comment.

3.

Principal Investment Strategies: Please explain supplementally the Fund’s use of bank loans. Please confirm whether investing in bank loans is a principal investment strategy of the Fund, and, if so, consider including additional related disclosure in the Fund’s principal investment strategies and principal risk sections.

Response: The Registrant confirms that investing in bank loans, including loan participations and loan assignments, is a principal investment strategy of the Fund. The Fund’s bank loan investments may include, but are not limited to, senior secured floating rate and fixed rate loans or debt, second lien or other subordinated or unsecured floating rate and fixed rate loans or debt and other types of secured or unsecured loans with fixed, floating or variable interest rates. In response to the Staff’s comment, the Registrant has supplemented the Fund’s principal investment strategies section.

4.	Principal Investment Strategies: Please confirm supplementally the average portfolio duration range of the Fund.

Response: The Registrant confirms that the Fund’s average portfolio duration will normally vary from -3 to 10 years based on the sub-adviser’s forecast for interest rates. The Registrant notes that during periods of market volatility, duration may deviate outside this range. Negative duration occurs when the price of a debt security moves in the same direction as changes in interest rates. Few debt securities have negative duration. Negative portfolio duration would likely be implemented through the use of derivative instruments.

5.

Principal Investment Strategies: Please revise the disclosure that the Fund “may use derivatives” to clarify that the Fund’s use of derivatives is a principal investment strategy of the Fund. The Staff notes that the disclosure could be moved to the section titled “More on the Fund’s Strategies and Investments” under Item 9 if the use of derivatives is not a principal investment strategy of the Fund.

Response: The Registrant confirms that the use of derivatives is a principal investment strategy of the Fund. The Registrant believes the current disclosure is appropriate and respectfully declines to accept the Staff’s comment.

6.	Principal Investment Strategies: If the Fund will use “credit default swaps,” confirm supplementally that the full notional value of the swap will be covered.

Response: If the Fund is the seller of a credit default swap, the Fund will cover the full notional value of the swap

7.

Principal Investment Strategies/Principal Risks: Please confirm whether currency hedging is a principal investment strategy of the Fund. If so, please include related disclosure in the Fund’s principal investment strategies section. If not, please remove the corresponding principal risk.

Response: The Registrant so confirms and has made revisions consistent with the Staff’s comment.

8.	Fees and Expenses: Please confirm supplementally that expenses related to short sales are included in “Other Expenses” in the Annual Fund Operating Expenses table.

Response: The Registrant so confirms.

9.

Principal Investment Strategies/Principal Risks: Please confirm whether investing in exchange traded funds (“ETFs”) is a principal investment strategy of the Fund. If so, please include related disclosure in the Fund’s principal investment strategies section. If not, please remove the corresponding principal risk.

Response: The Registrant has removed investing in ETFs as a principal investment strategy of the Fund.

10.

Principal Investment Strategies: Please consider removing temporary defensive investments disclosure from Item 4, as it is not a principal investment strategy of the Fund. The Staff notes that the disclosure could be moved to the section titled “More on the Fund’s Strategies and Investments” under Item 9.

Response: The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant will consider revising this risk in the Registrant’s annual update.

11.

Principal Investment Strategies/Principal Risks: Please confirm whether the impact of active trading is a principal risk of investing in the Fund. The Staff notes that it typically considers “active trading” to be a principal risk when it is anticipated that a Fund’s portfolio turnover rate is expected to be greater than approximately 100%.

Response: The Registrant confirms that Fund is actively managed and may purchase and sell securities without regard to the length of time held. As a result, the Fund may engage in a substantial number of portfolio transactions and may have a portfolio turnover rate in excess of 100%.

12.	Principal Risks: Please revise the “Bank Obligations” disclosure to focus on those bank obligations in which the Fund will invest.

Response: The Registrant believes that the Fund’s current disclosure appropriately discloses the risks associated with investing in bank obligations and is consistent with the requirements of Item 4 of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

13.

Principal Risks: Please remove “Cash Management and Defensive Investing” as a principal risk of the Fund. The Staff notes that the disclosure could be moved to the section titled “More on Risks of Investing in the Fund” under Item 9.

Response: The Registrant notes that this presentation is consistent with the presentation in other current Transamerica funds’ prospectuses and the Registrant wishes to keep the disclosure consistent. The Registrant will consider revising this risk in the Registrant’s annual update.

14.

Principal Risks: The “Focused Investments” risk references investments in “one or more countries, regions, sectors or industries.” To the extent the Fund invests in one or more countries, regions or industries, include related disclosure in the Fund’s principal investment strategies section.

Response: The Registrant believes the current disclosure is appropriate and respectfully declines the Staff’s comment.

15.

Principal Investment Strategies/Principal Risks: To the extent that the Fund borrows or uses derivatives or other investments that have a leveraging effect on the Fund, please include related disclosure in the Fund’s principal investment strategies section. Please confirm whether “Leveraging” risk is a principal risk to this Fund. If not, please remove the corresponding principal risk. The Staff notes that the disclosure could be moved to the section titled “More on the Fund’s Strategies and Investments” under Item 9.

Response: The Registrant notes that the Fund may use derivatives, which could potentially leverage the Fund and magnify losses. The Registrant therefore believes that the “Derivatives” and “Leveraging” related risks are appropriate.

16.

Principal Investment Strategies/Principal Risks: Please confirm whether investing in structured instruments is a principal investment strategy of the Fund. If so, please include related disclosure in the Fund’s principal investment strategies section. If not, please remove the corresponding principal risk.

Response: The Registrant so confirms and has made revisions consistent with the Staff’s comment.

17.

Principal Investment Strategies/Principal Risks: Please consider adding disclosure regarding the risks associated with the Fund’s principal investment strategy to “invest in To Be Announced (“TBA”) mortgages and dollar rolls.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

18.

Features and Policies: Please confirm supplementally that the Board may change the Fund’s investment objective without shareholder approval. Please add disclosure under the “Investment Policy and Other Changes” section stating whether shareholders will be notified of changes to the Fund’s investment objective and strategies.

Response: The Registrant confirms that the Board may change the Fund’s investment objective without shareholder approval. The Registrant believes that the Fund’s current disclosure appropriately addresses the requirements of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

19.	More on the Fund’s Strategies and Investments: Please revise the disclosure to further explain the sub-adviser’s sell strategy with respect to the Fund’s holdings.

Response: The Registrant believes the current disclosure is appropriate and respectfully declines to accept the Staff’s comment.

Statement of Additional Information Comments

20.

Investment Objectives, Policies, Practices and Associated Risk Factors: Please add disclosure under the “Investment Policy and Other Changes” section stating whether shareholders will be notified of changes to the Fund’s investment objective and strategies.

Response: The Registrant believes that the Fund’s current disclosure appropriately addresses the requirements of Form N-1A. The Registrant has therefore not made revisions to the disclosure.

21.

Additional Information about Fundamental Investment Policies: Please revise the narrative disclosure on concentration to clarify that the Fund cannot invest “without limit” in municipal securities without taking into account the industry in which the municipality invests. The Registrant could address this comment by saying that municipal governments and their authorities, agencies, instrumentalities or political subdivisions will not be considered an industry for the purposes of concentration.

Response: The Registrant has not made the requested change regarding municipal securities. The Registrant is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). The Registrant notes that the sentence that immediately follows the disclosure in question states that “[a]ccordingly, issuers of the foregoing securities will not be considered to be members of any industry.” As the “foregoing securities” include securities of municipal governments and their authorities, agencies, instrumentalities or political subdivisions, the Registrant believes the current disclosure addresses the Staff’s comment.

22.

Additional Information about Fundamental Investment Policies: Please revise the narrative disclosure on concentration to clarify that the Fund cannot invest “without limit” in securities of foreign governments.

Response: The Registrant has not made the requested revision. We are not aware of any formal staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. We also note that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Lastly, we note that our treatment of foreign governments is consistent with the fundamental policies of other funds currently in operation. See, e.g., various Dreyfus Funds, in their registration statement dated January 1, 2014, as amended (emphasis added):

Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC. Securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this Investment Restriction.

23.

Additional Information about Fundamental Investment Policies: Please revise the narrative disclosure on concentration to clarify that, though the Fund may generally investment without limit in “issuers domiciled in a single jurisdiction or country,” investments in these issuers may still be limited by the Fund’s fundamental investment policy regarding concentration of investments in a single industry.

Response: The Registrant will consider clarifying this disclosure in connection with its annual update.

24.

Additional Information about Fundamental Investment Policies: Please explain supplementally the Fund’s position with respect to its limitation of its purchases of illiquid securities to 15% of net assets and any subsequent change in this percentage resulting from a change in values or assets, or a change in credit quality.

Response: The Registrant believes that any such subsequent change will not constitute a violation of its limitation with respect to illiquid securities.

25.	Trustee Compensation: Please explain supplementally the Fund’s position regarding the “Aggregate Compensation of the Fund” for each of the Independent Trustees.

Response: The Registrant provides the compensation amounts paid by the Fund to the Independent Trustees as of the end of the current fiscal year. Since the Fund is expected to be effective after the conclusion of the Fund’s current fiscal year end, no compensation was paid by the Fund for the fiscal year ended October 31, 2014.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 493-4256 with any questions.

Very truly yours,

/s/ Tané T. Tyler

Tané T. Tyler

Vice President, Assistant General Counsel,

Chief Legal Officer and Secretary

Transamerica Asset Management, Inc.